Exhibit 4.1

DESCRIPTION OF THE COMPANY'S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

(Revised January 20, 2022)

The following is a brief description of the common stock, $0.01 par value per share, of AMCON Distributing Company (the "Company"), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

General

The total number of shares of capital stock which the Company has authority to issue is 4,000,000 shares, consisting of 3,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

The following descriptions of our Common Stock and Preferred Stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our (i) restated certificate of incorporation dated October 2, 2020, as amended by the certificate of amendment dated January 20, 2022 ("Certificate of Incorporation"), and (ii) our amended and restated by-laws dated January 20, 2022 ("Bylaws"). Copies of our Certificate of Incorporation and our Bylaws have been filed with the Securities and Exchange Commission (the "SEC") and are included among the exhibits to our Annual Report on Form 10-K.

Preferred Stock

The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of shares of each such series and the qualifications, limitations and restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and as may be permitted by the General Corporation Law of the State of Delaware (the "DGCL"). Without limiting the foregoing, the authority of the Board of Directors with respect to each series includes (a) the designation of the series, which may be by distinguishing number, letter or title; (b) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the applicable Preferred Stock certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding); (c) whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series; (d) the dates on which dividends, if any, shall be payable; (e) the redemption rights and price or prices, if any, for shares of the series; (f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (g) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; (h) whether the shares of the series shall be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (i) restrictions on the issuance of shares of the same series or of any other class or series; and (j) the voting rights, if any, of the holders of shares of the series.

Common Stock

Voting Rights. Except as otherwise provided in our Certificate of Incorporation (including any amendments to, restatements of or designations regarding any series or class of Preferred Stock) or by applicable law, only the holders of Common Stock shall be entitled to vote on each matter on which the stockholders of the Company shall be entitled to vote, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends. Subject to the preferences and other rights of any class or series of Preferred Stock then outstanding, the Board of Directors of the Company may cause dividends to be paid to the holders of shares of Common Stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend. When and as dividends are declared, whether payable in cash, in property or in shares of stock of the Company, the holders of Common Stock shall be entitled to share equally, share for share, in such dividends.

Conversion and Preemptive Rights. Holders of shares of our Common Stock have no conversion, preemptive or similar rights, and there is no redemption or sinking fund applicable to our Common Stock.

Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Liquidation Rights. Subject to the preferences and other rights of any class or series of Preferred Stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock shall be entitled, to share, ratably according to the number of shares of Common Stock held by them, in all remaining assets of the Company available for distribution to its stockholders, subject to any rights of the holders of Preferred Stock that the Company may issue in the future.

Market and Transfer Agent. Our Common Stock trades on NYSE American under the trading symbol "DIT". The transfer agent for the Common Stock is Computershare.

Provisions that May Have The Effect of Delaying, Deferring or Preventing a Change of Control of the Company

Some provisions in our Certificate of Incorporation and Bylaws, incorporated herein by reference, may have the effect of delaying, deferring or preventing a change of control of the Company and could make the following more difficult:

•	acquisition of the Company by means of a tender offer,

•	acquisition of the Company by means of a proxy contest or otherwise, or

•	removal of the Company's incumbent officers and directors.

The provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Vacancies. Our Certificate of Incorporation and Bylaws together provide that the number of members of the Board of Directors shall be fixed from time to time by resolution of the Board of Directors. Our Board of Directors is comprised of a single class of directors, with directors being elected annually for terms expiring at the next annual meeting of stockholders and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal. Directors are elected by a plurality of the votes cast, in person or by proxy, by stockholders entitled to vote at a meeting of the stockholders called for that purpose. The holders of a majority of the shares outstanding and entitled to vote generally for the election of directors may remove any director or the entire Board of Directors, but only for cause. Newly created directorships resulting from any increase in the Company's authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the majority vote of the Company's remaining directors in office, and any director so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until such director's successor shall have been duly elected or qualified.

Advance Notice Requirement. Our Certificate of Incorporation and Bylaws set forth advance notice procedures with regard to stockholder nomination of persons for election to the Board of Directors or other business to be considered at meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be delivered to the Secretary at the principal executive offices of the Company, in the case of an annual meeting of stockholder, not less than 35 days prior to the meeting and, in the case of a special meeting of stockholders, not later than the close of business on the tenth day following the day on which (i) notice of the date of the special meeting was mailed or (ii) public disclosure of the date of the special meeting was made, whichever occurs first. The advance notice requirement does not give the Board of Directors any power to approve or disapprove stockholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

Special Meetings of Stockholders. Under our Bylaws, only the Board of Directors, pursuant to a resolution adopted by a majority of the total number of authorized directors, the Company's Chairman of the Board, the Company's Lead Director (if one is appointed), or the Company's President may call a special meeting of the stockholders.

Authorized Blank Check Preferred. As more fully described under the heading "Preferred Stock" above, the Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of shares of each such series and the qualifications, limitations and restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and as may be permitted by the DGCL. The authorization of the Company's undesignated Preferred Stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

No Stockholder Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL, and may not be taken by written consent of stockholders without a meeting (except with regard to election, removal and filling of vacancies of directors by holders of Preferred Stock, voting separately, as and if so provided by the terms of the resolution or resolutions adopted by the Board of Directors).

Amendment of Certificate of Incorporation and Bylaws. The Board of Directors is expressly authorized to adopt, repeal, alter or amend our Bylaws by the vote of a majority of the entire Board of Directors. The stockholders of the Company may adopt, repeal, alter or amend most provisions of the Certificate of Incorporation, as well as any provision of the Bylaws, only with the affirmative vote of the holders of 75% or more of the combined voting power of the then outstanding stock of the Company entitled to vote generally in the election of directors, in addition to satisfying any requirements of law.

Indemnification of Directors and Officers; Limitation of Liability

Our Certificate of Incorporation and our Bylaws provide that the Company shall indemnify its directors and officers and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the DGCL. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Our Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this does not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derives an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware Takeover Statute

The Company is subject to the DGCL, including Section 203. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. An "interested stockholder" includes any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote generally in the election of directors.  Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.  However, the restriction does not apply if:

•	the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, with approval taking place prior to such business combination or transaction;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced, excluding certain shares;

•	the business combination is approved by the Board of Directors and by the affirmative vote of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder, with approval taking place concurrently with or after the business combination.

Under certain circumstances, this provision may make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, because the stockholder approval requirement would be avoided if the Board of Directors were to approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

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